Exhibit 99.2

H1 & Q2 FY 22 Earnings Review Nov 18, 2021

Disclaimer Forward-Looking Statements This announcement contains certain forward-looking statements within the meaning of the federal securities laws, including statements regarding the services offered by ReNew Energy Global, the markets in which ReNew Energy Global operates and ReNew Energy Global’s future potential financial and operational results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,”“future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this announcement, including but not limited to, the ability to implement business plans, forecasts, and other expectations, the ability to identify and realize additional opportunities, and potential changes and developments in the highly competitive renewable energy and related industries. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in ReNew Energy Global’s annual report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on August 27, 2021 and other documents filed by ReNew Energy Global from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and ReNew Energy Global assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. ReNew Energy Global gives no assurance that it will achieve its expectations. Non –IFRS Financial Measures This presentation contains financial measures which have not been calculated in accordance with International Financial Reporting Standards (“IFRS”), including EBITDA because they are a basis upon which our management assesses our performance and we believe they reflect the underlying trends and indicators of our business. Although we believe these measures may be useful for investors for the same reasons, these financial measures should not be considered as an alternative to IFRS financial measures as a measure of the Company’s financial condition, profitability and performance or liquidity. In addition, these financial measures may not be comparable to similar measures used by other companies. At the Appendix to this presentation, we provide further descriptions of these non-IFRS measures and reconciliations of these non-IFRS measures to the corresponding most closely related IFRS measures. 2

Agenda ReNew Overview 01 02 H1 FY 22 & Q2 FY 22 Results 03 Guidance 04 Sustainability And ESG 05 Appendix 3

01 ReNew Overview

Highly Diversified Portfolio Of Contracted Assets ReNew’s Regionally Diversified Utility Portfolio(1) Largest Operating Portfolio In India(1) Operational, 7.0 GW, 66% Committed (2) 99 MW 3.6 GW, 3,058 MW 34% 100 MW 1,414 MW 578 MW Balanced Asset Mix(1) 815 MW Hydro, 0.1 GW, 1% 820 MW Solar –5.1 GW 2,785 MW 777 MW Wind –5.5 GW Solar, 5.1 GW, Hydro–0.1 GW 47% 100 Wind, MW 5.5 GW, 52% Notes: As on 15 November, 2021; Map includes only operational and committed capacity (does not include distributed solar capacity) Committed capacity means projects for which a PPA has been signed or projects for which the bid has been won and a letter of award has been received, or in t

Use portfolio of 10.2 GWs Strong Growth Through Organic And Inorganic Opportunities Installed Capacity (In GW) 7 GWs operating today, up from 6.3 GWs on 1.6 Sept 30, 2021 2.1 18.0 10.7 7.0 5.4 5.6 4.6 FY19 FY20 FY21 YTD FY 22 Total Portfolio FY25 Goal Run Rate EBITDA (1) (In INR Bn) 87% 83% 83% 84-86% INR 10 -11 Bn INR 86—93 Bn INR 16 -17 Bn ($135 -$150 Mn) ($1,160—$1,255 Mn) ($220 -$235 Mn) INR 60 -65 Bn INR43 Bn INR 43 Bn ($805 -$870 Mn) INR40 Bn ($573Mn) ($585Mn) ($542Mn) FY19 FY20 FY21 YTD FY 22 2.1 GWs 1.6 GWs Total Portfolio (7.0 GWs) (10.7 GWs) Commissioned Committed with PPA Committed with LoA EBITDA Margin Notes: Capacity as on 15 November, 2021; FY represents fiscal year end 31st March ; INR numbers converted to USD at 1 USD = 74.16 INR 1. EBITDA figures do not include interest income. Projected EBITDA does not include non-cash expenses such as amortization of USD bond hedging costs 2. As per Central Electricity Authority (CEA) 3. Current equity plus cash flow to equity over the next two years 4. FY22 Weather Adjusted EBITDA guidance of $810 million was converted to USD at an INR foreign exchange rate of 1 USD = 75 INR • Aspirational goal of 18 GWs by FY 25; No new external equity needed for 18 GW goal(3) • PPAs signed for 2.1GWs of the 3.7GWs of committed projects (as of Nov 15, 2021) • ~2.8x capacity growth vs industry growth of 1.6x (2) (FY 2017-21) • ~95% of expected FY 22 EBITDA to come from operating capacity of 7.0 GW and 0.4 GW near term addition; M&A activity on track with original expectations • Reiterating weather adjusted FY 22 EBITDA guidance of$810 Mn4 (INR 60.8 Bn) • Bringing wind O&M and EPC in-house, productivity enhancements and digitalization measures is expected to drive EBITDA margin enhancement to 84-86% 6

Significant Opportunity In One Of The Fastest Growing Markets;ReNew Taking Leading Role In Developing Them Total Addressable Market Of ~ $200 – 270 Bn Bid Market(2) • Target of 450 - 500 GW by 2030; installed/auctioned is ~165+ GW(1) • Govt. target implies ~35-40 GW of annual auctions through 2028 • 6-7 GW of auctions scheduled • Highest organic operational capacity among peers M&A • Overall market opportunity of 30-50 GW • 6-8 GW up for sale currently/near term • 1.8 GW of acquisitions done; competitive advantage on financing, asset improvement & management, analytics

Presence In All Market Segments Provides Multiple Avenues Of Growth Along With Access To Higher Return Opportunities Plain Vanilla Renewable Intelligent Energy M&A Corporate PPAs Energy (RE) Solutions GWs Currently 6 -7 GW 5 –9 GW(1) 6 -8 GW NA For Auction No. Of 3 -4 5 -6 5 -6 Competitors (Large scale 8 –10) Indicative Lower end of Higher than Higher than plain Higher than plain Range Of IRRs targeted range plain vanilla RE vanilla RE vanilla RE 7 1. If provided by Renewable Energy; PPA Capacity being auctioned is 2 -3 GW

02 H1 FY 22 & Q2 FY 22 Highlights 8

Q2 FY 22 And H1 FY 22 Overview Key Highlights Key metrics (INR Mn) 38,119 Total Portfolio • Total Portfolio (operating, contracted & awarded) of 10,217MW),(1) an increase of 257 MW (excluding asset 31,902 monetization) 30,253 • Comprises of 6,315 MWs operating, 2,699 MWs with PPA and 1,203 MWs with Letters of Award or LOA 24,943 Installed Capacity 21,312 • YoY growth of 15.6% from 5.46 GW to 6.31 GW • Projects added in last 1 year include SECI III Wind (300 18,184 MW), solar projects as follows: SECI III (250 MW), SECI Raj 14,769 (110 MW), GUVNL (105 MW), and SECI IV (200 MW) 14,264 12,098 Total Income (or revenue) 9 1. Capacity as on 30 September, 2021; ReNew sold 300 MW Pavagada solar project effective 15 February, 2021 2. Total Income/Revenue includes finance income of (a) INR 807 Mn in H1 FY 22 and INR 1,121 Mn in H1 FY 21; (b) INR 343 Mn in Q2FY22 and INR 476 Mn in Q2 FY 21. However, finance income is not included in Adjusted EBITDA

$470 Mn Of Weather Adjusted EBITDA in H1 FY 22 11 H1 FY 22 H1 FY 22 Adjustments Adjusted H1 FY 22 Million (INR) (USD) (INR) (USD) (INR) (USD) Comments Revenue from contracts with customers 32,507 438 2,966 40 35,473 478 $40 Mn of negative weather impact Other operating income 1,575 21 1,575 21 Finance income 807 11 -807 -11 - - Removal of interest income Other income 3,230 44 3,230 44 Total income 38,119 514 2,159 29 40,278 543 Raw materials and consumables used 192 3 192 3 Employee benefits expense 2,282 31 -1,380 -19 902 12 Share based payment expense compensation & others Listing expenses 14,172 191 -14,172 -191 - - One time charge for listing expense Other expenses 4,317 58 4,317 58Total expenses 20,963 283 -15,552 -210 5,411 73 Weather Adjusted EBITDA 34,867 470 $470 Mn of Weather Adjusted

FY 22 Capacity Additions On Track Quarterly Additions of Installed Capacity 8.2 GW Additional Projects / acquisitions 0.5 GW 7.7 GWs 7.7 GWs 7.4 GWs 6.3 GWs 5.6 GWs 5.7 GWs FY 21 Q1 FY 22 Q2 FY 22 Q3 FY22 Q4 FY22 FY 22 Acquisition Telangana Solar (260 MW)(1) SECI VI Wind Acquisition Hydro SECI III Solar (50 MW) (184 MW) (99 MW) SECI IV Solar (100 MW) GUVNL Solar SECI VII Wind SECI III Solar (250 MW) Mah Ph II Solar (300 MW) (105 MW) (40 MW) SECI IV Solar (200 MW) SECI VI Solar (300 MW) Corporate Capacity SECI VI Wind (63 MW) SECI VI Wind (53 MW) (112 MW) SECI VII Wind (11 MW) Corporate Capacity (20 MW) 11 1. Transaction closed in first week of November, 2021

Receivables Situation Expected To Improve Meaningfully 241 210 144 167 132 144 111 109 110 118 129 58 85 72 50 52 1 1 Overall DSO DSO (w/o AP) FY16 FY17 FY18 FY19 FY20 FY21 H1 10.2 2 FY22 GW Proactive Measures For Expediting CollectionsIncluding in AP (40% of Overdue Receivables) AP Update: New High Court CJ heard matter for 1st time on Nov 8 & has agreed to conclude interim tariff arguments by Dec 8; order expected by 2nd/3rd week of Dec. In the meantime, High Court has again directed Discom to release the outstanding payments at interim rate for Q1/ Q2 of CY 2021 within next 2 weeks; expected to receive INR 1780 Mn as a result Active receivable management and continuous discussions / monitoring with offtakers through dedicated teams & senior management committees GOI Also Prioritizing ClearingDiscomDues Recently invoked tripartite agreement between itself, certain state govts. and Reserve Bank of India Mandating opening Letters of Credit from Discoms Discom liquidity package of ~ $18 Bn Overall Macro Environment & Improving Power Demand Accounts Receivables situation is expected to improve onward after recovery following a COVID spike, proactive Govt. initiatives, continued shift towards the best counterparties and improved power demand (10% higher than pre Covid levels) which will help improve Discom financials 12

03 Guidance 13

Strong Growth Profile Which Is Fully Equity Funded Run Rate EBITDA Net Debt(1) & Leverage(2) At Operating Capacity Of 6.3 GWs And 10.2 GWs 7000 6 INR 416 – 427 Bn 6000 ($5,545—$5,850 Mn) INR 83 – 90 Bn 5.5 ($1,105—$1,195 Mn) 5000 4000 INR 256 – 271 Bn INR 55 – 60 Bn Add 7 GWs ($3,420—$3,610 Mn) ($735—$795 Mn) 4.9x 5 (cut 2.7 & 3000 1.2 GWs) 2000 4.5x 4.5 1000 0 6.3 GWs 10.2 GWs 4 6.3 GWs 2.7 GWs 1.2 GWs 10.2 GWs Net Debt 3 Net Debt/Run Rate EBITDA Capex (Committed Capacity By Year)(4) Run Rate Cash Flow To Equity(5) INR 29 – 31 Bn INR 94 – 104 Bn ($380—$410 Mn) ($1,260—$1,390 Mn) INR 93 -103 Bn ($1,245—$1,375 Mn) INR 18—19 Bn ($240—$260 Mn) Add 7 INR 7-8 Bn GWs ($95-$110 Mn) FY 22 FY 23 FY 24 6.3 GWs 10.2 GWs On track to achieve FY 22 weather adjusted EBITDA guidance of $810 Mn (INR 60.8 Bn) and 8.2 GWs of operational capacity by 31st March 2022 Note: Guidance for capacity as on 30 September, 2021; INR numbers converted to USD at 1 USD = 75 INR 14 1. Including corporate debt; 10.2 GWs net debt assumes one year of Cash Flow to equity for 6.3 GWs; net debt reduced by excess cash balance after incurring capex for 6.3 GW or 10.2 GWs respectively; Excludes capex & debt for manufacturing 2. Net debt/Run Rate EBITDA; includes corporate debt; excludes capex for manufacturing 3. Estimated Net Debt for Operating Capacity of 6.3 GW and 10.2 GW; 4. Capex is for 4.6 GW (excluding already incurred) beyond 5.6 GW of operational capacity as on 31st March, 2021; doesn’t include duty impact and capex for manufacturing; 5. EBITDA less tax expenses, debt servicing (interest cost and amortisation), change in working capital and maintenance capex

ReNew Is Leading The Energy Transition In India And Is Committed To Global Sustainable Development Goals

ReNew POWER

Our ESG Initiatives

Environment

- ReNew avoids carbon emissions 200 times its Scope 1 & 2 emissions
- ReNew's total installed capacity contributes to 1.5% of India's total installed power capacity, and helps avoid 1.1% of the emissions from the power sector
- Total avoided emissions by ReNew's clean energy operations stands at 10 million tCO2e
- ReNew Power has committed to being net-zero by 2050 by adopting Science Based Targets
- ReNew Power is taking initiatives to reduce water consumption such as deploying robotic cleaning at seven sites in Rajasthan, helping it save over 66,000 kilolitres annually

Social

- ReNew continued its strong safety performance with zero fatality incidents
- 400,000 lives impacted across 200+ villages in 9 Indian states through community development initiatives in FY 20-21
- With the view of strengthening the supply chain responsibly, the Company released sustainable supply chain framework for evaluating and screening suppliers on non-financial parameters

Governance

- ReNew has adopted GRI 2020 standards for its sustainability disclosures
- Sustainability Committee is vested with the responsibility of implementing and monitoring sustainability initiatives and progress periodically
- Strong management systems certified as per ISO 9001, 14001 and 45001

Partnerships With

THE CLIMATE GROUP

UN environment programme

WORLD ECONOMIC FORUM

India Climate Collaborative

Signatory To

GRI Sustainability Imperatives

Business Ambition for 1.5°C

UN WOMEN

TERRA CARTA

United Nations Global Compact

Plans To Adopt

TCFD

17

Source: Company Information

Impacting Communities With Sustainability Initiatives ReNew Women India Initiative (ReWIN) Lighting Lives –Electrification Of Schools Community-Based Water Management ReNew Scholarship For Exceptional Talent (ReSET) 18 Source: Company Information

05 Appendix 19

$267 Mn Weather Adjusted EBITDA in Q2 FY 22 Q2 FY 22 Q2 FY 22 Adjustments Adjusted Q2 FY 22 Million (INR) (USD) (INR) (USD) (INR) (USD) Comments Revenue from contracts with customers 16,990 229 1,632 22 18,622 251 $22 mn of negative weather impact Other operating income 1,550 21 1,550 21 Finance income 343 5 -343 -5 0 0 Removal of interest income Other income 2,429 33 2,429 33 Total income 21,312 287 1,289 17 22,601 305 Raw materials and consumables used 9 0 9 0 Employee benefits expense 1,689 23 -1,129 -15 560 8 Share based payment expense compensation & others Listing expenses 14,172 191 -14,172 -191 0 0 One time charge for listing expense Other expenses 2,217 30 2,217 30 Total expenses 18,087 244 -15,301 -206 2,786 Weather Adjusted EBITDA 19,815 267

Counterparty Overview And Asset Breakdown    Total Portfolio    Total 10.7 GW    Technology Solar 5.1 GW Hydro 0.1 GW Wind 5.5 GW    Project Stage Operational Under-Construction Operational Operational Under-Construction 3.2 GW 1.9 GW 0.1 GW 3.7 GW 1.8 GW PPA Counterparty 2.5 Centre GW 2.2 State GW 3rd 0.4 Party GW 2.7 Centre GW State 2.6 GW 3rd 0.2 Party GW    3rd Party                0.1 GW    Offtaker Profile    Location Split    Offtaker Capacity % Rating(2) State Capacity % SECI 41% AA+ Rajasthan 29% MSEDCL 9% A Karnataka 26% APSPDCL 7% B Gujarat 13% MPPMCL 5% A- Andhra Pradesh 7% GUVNL 4% A+ Maharashtra 8% Other Central Affiliates(1) 7% AAA/A1+ Madhya Pradesh 5% Other States 25% Other 12% Source: Company information as on 15 November, 2021 Notes: 21 1. Includes NTPC and PTC 2. Ratings by Ministry of Power (based on ICRA & CARE domestic ratings) as on July, 2021/ICRA, CRISIL & CARE domestic ratings

Solar Info awaited from Team Operating Performance And Seasonality                As of and for the year ended 31 March 2019 2020 2021(6) H1 FY 22    Wind Solar(4) Wind Solar(4) Wind Solar(4) Wind Solar(4) Commissioned capacity (GW) 2.95 1.61 3.24 2.18 3.59 2.01 3.7 2.6 Weighted average operational 2.80 1.30 3.11 1.88 3.31 2.16 3.6    capacity(1) (GW)                Plant load factor (%) 26.5% 22.5% 26.4% 22.3% 23.6% 22.8% 35.1%    Electricity generated(2) 6,515 2,577 7,226 3,679 6,854 4,320 5,524 2,107 (KWh millions)                Revenue from contract with                customers(3) (INR million) 29,480 13,637 31,800 16,598 29,411 18,737 22,692 9,514 Quarterly Generation Profile For Operating Capacity For FY 22(7)                Segment Q1 Q2 Q3 Q4    Wind 28%-29% 34%-35% 16%-17% 19%-20%    Solar 26%-27% 21%-22% 24%-25% 26%-27%    Overall 27%-29% 29%-31% 19%-20% 22%-23% Quarterly Generation Profile For Total Portfolio Of 10.2 GW                Segment Q1 Q2 Q3 Q4    Wind 30%-31% 36%-38% 15%-16% 17%-18%    Solar 27%-28% 22%-24% 23%-25% 26%-27%    Overall 28%-29% 29%-30% 19%-21% 21%-22% Notes:                1. Weighted average operational capacity is calculated as electricity generated divided by the plant load factor and weighted by number of days for the reporting period                2. Electricity sold is approximately 4% lower than the electricity generated as a result of electricity lost in transmission or due to power curtailments                3. Revenue from the sale of power constitutes 100%, 99% and 99% of our revenue from contract with customers for the years ended 31st March, 2019, 2020 and 2021, respectively                4. Includes distributed solar energy projects                5. Revenue from contract with customers includes an unallocable amount which refers to income allocable to management shared services that we provide under our joint venture agreements with our joint venture partners; Commissioned capacity for H1 FY 22 includes 99 MW Hydro project 22 Reduced by 300 MW on account of sale of solar asset For operating capacity of 5.6 GWs as on 31st March, 2021; Generation profile is basis actual performance for Q1 & Q2 and estimated for balance quarters

Track Record Of Efficient Capital Raise From Diverse Sources Of Funding

ReNew POWER

Outstanding Funding (30th September 2021) (1)



Working Capital Loan 3.3%
INR Bonds 6.6%
Equity(2) 28.8%
Total Funding: $7.3bn
Secured Bank Loan 10.1%
Secured Loan from FIs 15.5%
Senior Overseas Green Bonds 35.6%(3)

- Raised > $10 Bn since 2011; ~49% through greenfield/corporate debt and balance through refinancing
- USD bonds are hedged
- Corporate rating of Ba2 by Moody's
- USD bonds are rated BB- by S&P, BB-/ BB by Fitch and Ba3 by Moody's
- Local rating (CARE) of A1+ for short term debt and A+ for long term

Raised US$3bn+ In Bond Offerings Through 7 USD Bond Offerings At Competitive Rates



Reduction in cost of debt
1.71%
6.00%
6.67%
6.45%
5.88%
5.38%
4.50%
4.00%
Weighted average cost of debt: 6.25% (4)
Weighted average cost of debt: 4.54% (4)
Feb'17
Mar'19
Sep'19
Jan'20
Oct'20
Feb'21
Apr'21
Coupon Rate (%)
Weighted Average Cost of Debt

Size ($mn)	475	525	300	450	325	460	585
Tenor (yrs)	5.0	4.5-5.0	3.0	7.0	3.5	6.0	7.25

- Ability to refinance existing debt at lower interest cost, longer tenor, top-ups to release liquidity and less onerous restricted payment conditions
- Increases liquidity for financing capex of new projects

1. Assumes 1 USD = 75 INR
2. Includes Compulsory Convertible Preference Shares. Based on actual USD amount raised
3. Senior USD Green Bonds stated based on the actual USD amount raised; 4. Weighted by issue size

23

Debt Profile Corporate debt By Debt Type 10% By Interest Rate Variable Rate 28% Project debt Fixed Rate 90% 72% 1 year By Currency(1) By Maturity 17% US Dollars INR 48% (fully > 5 years 52% hedged) 39% 1 to 5 years 44% Interest cost(2) as on 30th September 2021 is ~ 9.68% 24 Note: Debt doesn’t include unsecured CCDs 1. Chart excludes Euro which constitutes ~1% of total debt 2. Weighted average excluding letters of credit, buyer’s credit and CCPS, USD debt have FX hedges

Project Level Details

ReNew POWER

Project	Capacity (MW)	Location	CoD[8]	Tariff (INR/kWh)[1]	Offtaker[2]	PPA Tenure at CoD
Utility Scale Wind Energy Commissioned Projects (3,718 MW)						
Jasdan	25.2	Gujarat	Mar-12	23.1MW: APPC Rate + escalation linked to State APPC tariff; 2.1MW: INR 3.25/unit	GUVNL (23.1), 3rd Party (2.1)	23.1 MW: 25 years; 2.1MW: 10 years [4]
SREI	60.0	Rajasthan	May-12	4.74[3]	JVVNL, AVVNL	20-25
Vaspet-I	25.5	Maharashtra	Nov-12	5.73	MSEDCL	13
Vaspet-I	19.5	Maharashtra	Jan-14	5.73	MSEDCL	13
Jath	34.5	Maharashtra	Nov-12	5.75	MSEDCL	13
Jath	50.2	Maharashtra	Jun-13	5.75	MSEDCL	13
Tadas	34.4	Karnataka	Feb-13	7.67 + escalation linked to HT Tariff[5]	3rd Party	10
Tadas	16.0	Karnataka	Apr-13	7.67 + escalation linked to HT Tariff[5]	3rd Party	10
Bakhrani	14.4	Rajasthan	Mar-13	5.39[3]	JVVNL	25
Jamb	28.0	Maharashtra	May-13	5.81	MSEDCL	13
Chikodi	18.0	Karnataka	Jun-13	6.09 + escalation linked to HT Tariff[5]	3rd Party	10
Vaspet-II & III	49.5	Maharashtra	Jun-13	5.81	MSEDCL	13
Welturi-I	50.4	Maharashtra	Sep-13	5.81	MSEDCL	13
Budh-I	30.0	Maharashtra	Feb-14	5.81	MSEDCL	13
Welturi-II	23.1	Maharashtra	Mar-14	5.81	MSEDCL	13
Dangri	30.0	Rajasthan	Oct-14	5.78[3a]	AVVNL	25
Vaspet-IV	49.5	Maharashtra	Nov-14	5.79	MSEDCL	13
Pratapgarh	46.5	Rajasthan	Mar-15	6.08[3a]	JVVNL, AVVNL	25
Pratapgarh	4.5	Rajasthan	Jul-15	6.08[3a]	JVVNL, AVVNL	25
Ostro - Tejuva	50.4	Rajasthan	Jul-15	5.88[3a]	JVVNL	25
KCT Gamesa 24 Kalyandurg	24.0	Andhra Pradesh	Aug-15	4.83+Tax Pass-through to offtaker[6]	APSPDCL	25
KCTGE 39.1 Molagavalli	39.1	Andhra Pradesh	Aug-16	4.83+Tax Pass-through to offtaker[6]	APSPDCL	25
KCT Gamesa 40 Molagavalli	40.0	Andhra Pradesh	Feb-17	4.84+Tax Pass-through to offtaker[6]	APSPDCL	25
Vinjalpur	12.0	Gujarat	Sep-15	4.15	GUVNL	25
Rajgarh	25.6	Rajasthan	Oct-15	5.88[3a]	AVVNL	25
Ostro-Rajgarh	25.6	Rajasthan	Oct-15	5.88[3a]	AVVNL	25
Mandsaur	28.8	Madhya Pradesh	Oct-15	5.69	MPPMCL	25
Mandsaur	7.2	Madhya Pradesh	Mar-17	5.69	MPPMCL	25
Lingasugur	40.0	Karnataka	Dec-15	6.07 + escalation linked to HT Tariff[5]	3rd Party	10

1. Applicable tariff is based on PPAs or the latest invoices issued and in the case of group captive customers is a weighted average figure based on invoices issued to the customer
2. MSEDCL: Maharashtra State Electricity Distribution Co. Ltd; JVVNL: Jaipur Vidyut Vitran Nigam Ltd; APSPDCL: Andhra Pradesh Southern Power Distribution Co. Ltd; AVVNL: Ajmer Vidyut Vitran Nigam Ltd ; MPPMCL: M.P. Power Management Co. Ltd; GUVNL: Gujarat Urja Vikas Nigam Ltd ; Third Party refers to private commercial & industrial customers and power sold through IEX
3. Tariff grossed up by 4% to include transmission loss reimbursement as per the relevant; (3a) PPA Tariff grossed up by 2.5% to include transmission loss reimbursement as per the relevant PPA;
4.10 years from date of first supply in September 2020; 5. HT tariff refers to high tension tariff, which is the tariff charged by the electricity distribution companies for power supplied at high voltage. The electricity distribution company typically publishes a tariff chart which categorizes tariffs at different voltage levels. The rate varies from state to state and from year-to-year; 6. Any income tax paid by us is "passed-through" to our offtakers in addition to the tariff; 7. Hybrid Projects; 8. CoD for operational projects are weighted average CODs; for under development projects are management estimated CoDs; 9. Transaction closed in first week of November 2021

25

Project Level Details

Project	Capacity (MW)	Location	CoD[8]	Tariff (INR/kWh)[1]	Offtaker[2]	PPA Tenure at CoD
Utility Scale Wind Energy Commissioned Projects (3,718 MW)						
Bhesada	100.8	Rajasthan	Dec-15	5.88[3a]	JDVVNL	25
Nipaniya	40.0	Madhya Pradesh	Feb-16	5.92	MPPMCL	25
Kod and Limbwas	90.3	Madhya Pradesh	Mar-16	5.92	MPPMCL	25
Ostro-Lahori	92.0	Madhya Pradesh	Mar-16	5.92	MPPMCL	25
Ostro-Amba	66.0	Madhya Pradesh	Mar-16	5.92	MPPMCL	25
Ron	40.0	Karnataka	Aug-16	6.07 + escalation linked to HT Tariff or predefined escalation[5]	3rd Party	10
Ostro-Nimbagallu	100.0	Andhra Pradesh	Sep-16	4.84+Tax Pass-through to offtakers[6]	APSPDCL	25
Limbwas 2	18.0	Madhya Pradesh	Oct-16	4.78	MPPMCL	25
Ellutala	119.7	Andhra Pradesh	Nov-16	4.84+Tax Pass-through to offtakers[6]	APSPDCL	25
Jogihalli	4.8	Karnataka	Dec-16	7.24	3rd Party	10
Jogihalli	7.2	Karnataka	Jun-17	7.24	3rd Party	10
Batkurki	60.0	Karnataka	Jan-17	4.50+Tax Pass-through to Offtakers[6]	HESCOM	25
Bableshwar	50.0	Karnataka	Mar-17	4.50+Tax Pass-through to Offtakers[6]	HESCOM	25
Veerabhadra	100.8	Andhra Pradesh	Mar-17	4.84+Tax Pass-through to offtakers[6]	APSPDCL	25
Amba-1	44.0	Madhya Pradesh	Mar-17	4.78	MPPMCL	25
Amba-2	8.0	Madhya Pradesh	Mar-17	4.78	MPPMCL	25
Patan	50.0	Gujarat	Mar-17	4.19	GUVNL	25
Lahori	26.0	Madhya Pradesh	Mar-17	4.78	MPPMCL	25
Molagavalli	46.0	Andhra Pradesh	Mar-17	4.84+Tax Pass-through to offtakers[6]	APSPDCL	25
Ostro-Sattegiri	60.0	Karnataka	Mar-17	4.50+Tax Pass-through to offtakers[6]	HESCOM	25
Ostro-Ralla Andhra	98.7	Andhra Pradesh	Mar-17	4.84+Tax Pass-through to offtakers[6]	APSPDCL	25
Ostro-Ralla AP	98.7	Andhra Pradesh	Mar-17	4.84+Tax Pass-through to offtakers[6]	APSPDCL	25
Ostro-AVP Dewas	27.3	Madhya Pradesh	Mar-17	4.78	MPPMCL	25
Ostro-Badoni Dewas	29.4	Madhya Pradesh	Mar-17	4.78	MPPMCL	25
Sadla	38.0	Gujarat	Mar-17	3.86	GUVNL	25
Sadla	10.0	Gujarat	May-17	3.86	GUVNL	25
Ostro-Taralkatti	100.0	Karnataka	Feb-18	4.50+Tax Pass-through to offtakers[6]	GESCOM	25
Bableshwar 2	40.0	Karnataka	Mar-18	3.74+Tax Pass-through to offtakers[6]	BESCOM	25

1. Applicable tariff is based on PPAs or the latest invoices issued and in the case of group captive customers is a weighted average figure based on invoices issued to the customer
2. MSEDCL: Maharashtra State Electricity Distribution Co. Ltd; JVVNL: Jaipur Vidyut Vitran Nigam Ltd; APSPDCL: Andhra Pradesh Southern Power Distribution Co. Ltd; AVVNL: Ajmer Vidyut Vitran Nigam Ltd ; MPPMCL: M.P. Power Management Co. Ltd; GUVNL: Gujarat Urja Vikas Nigam Ltd ; Third Party refers to private commercial & industrial customers and power sold through IEX
3. Tariff grossed up by 4% to include transmission loss reimbursement as per the relevant; (3a) PPA Tariff grossed up by 2.5% to include transmission loss reimbursement as per the relevant PPA;
4. 10 years from date of first supply in September 2020; 5. HT tariff refers to high tension tariff, which is the tariff charged by the electricity distribution companies for power supplied at high voltage. The electricity distribution company typically publishes a tariff chart which categorizes tariffs at different voltage levels. The rate varies from state to state and from year-to-year; 6. Any income tax paid by us is "passed-through" to our offtakers in addition to the tariff; 7. Hybrid Projects; 8. CoD for operational projects are weighted average CODs; for under development projects are management estimated CoDs; 9. Transaction closed in first week of November 2021

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Project Level Details                Project Capacity (MW) Location CoD(8) Tariff (INR/kWh)(1) Offtaker(2) PPA Tenure at CoD Utility Scale Wind Energy Commissioned Projects (3,718 MW)                Bapuram 50.0 Karnataka Mar-18 3.74+Tax Pass-through to offtakers(6) GESCOM 25 Nirlooti 60.0 Karnataka Mar-18 3.74+Tax Pass-through to offtakers(6) GESCOM 25 Borampalli 50.4 Andhra Pradesh Mar-18 4.84+Tax Pass-through to offtakers(6) APSPDCL 25 Kushtagi-1 71.4 Karnataka Mar-18 3.72+Tax Pass-through to offtakers(6) HESCOM, GESCOM 25 Ostro—Kutch (SECI 1) 250.0 Gujarat Oct-18 3.46 PTC 25 SECI II 230.1 Gujarat Oct-19 2.64 SECI 25 GUVNL 35.0 Gujarat Oct-19 2.45 GUVNL 25 MSEDCL Bid 76.0 Maharashtra Dec-19 2.85 MSEDCL 25 SECI III 300.0 Gujarat Dec-20 2.44 SECI 25 SECI VI 116.0 Karnataka Oct-21 2.82 SECI 25 SECI VII 11.0 Gujarat Nov-21 2.81 SECI 25 Utility Scale Wind Energy Committed Projects (524 MW)                SECI VI 184.0 Karnataka Q4 FY 22 2.82 SECI 25 SECI VII 39.6 Gujarat Q4 FY 22 2.81 SECI 25 SECI XI 300.0 Karnataka PPA Awaited 2.69 SECI 25 Corporate Wind Energy Committed Projects (34 MW)                Corporate Projects 33.8 Gujarat    Grasim, Ultratech Total Wind 4,274.9                Utility scale Solar Energy Commissioned Projects (3,106 MW)                VS- Lexicon 10.0 Rajasthan Feb-13 8.69 NTPC 25 VS- Symphony 10.0 Rajasthan Feb-13 8.48 NTPC 25 Sheopur 50.0 Madhya Pradesh Jun-15 6.97 MPPMCL 25 VS-Star Solar 5.0 Rajasthan Jul-15 6.45 RREC 25 VS-Sun Gold 5.0 Rajasthan Jul-15 6.45 RREC 25    5.98 for year 1 with 3% escalation till year 10, 10th year tariff    Adoni 39.0 Andhra Pradesh Mar-16 APSPDCL 25    applicable from 11th year                5.98 for year 1 with 3% escalation till year 10, 10th year tariff    Cumbum 21.0 Andhra Pradesh Mar-16 APSPDCL 25    applicable from 11th year    Mehbubnagar-1 100.0 Telangana May-16 6.73 TSSPDCL 25 Sadashivpet 24.0 Telangana Jun-16 6.8 TSSPDCL 25 Ittigi 50.0 Karnataka Jan-17 5.92 + escalation linked to HT Tariff or predefined escalation(5) 3rd Party 08-10 years 1. Applicable tariff is based on PPAs or the latest invoices issued and in the case of group captive customers is a weighted average figure based on invoices issued to the customer    2. MSEDCL: Maharashtra State Electricity Distribution Co. Ltd; JVVNL: Jaipur Vidyut Vitran Nigam Ltd; APSPDCL: Andhra Pradesh Southern Power Distribution Co. Ltd; AVVNL: Ajmer Vidyut Vitran Nigam Ltd ; MPPMCL: M.P. Power Management Co. Ltd; GUVNL: Gujarat Urja Vikas Nigam Ltd ; Third Party refers to private commercial & industrial customers and power sold through IEX 3. Tariff grossed up by 4% to include transmission loss reimbursement as per the relevant; (3a) PPA Tariff grossed up by 2.5% toinclude transmission loss reimbursement as per the relevant PPA; 27 4.10 years from date of first supply in September 2020; 5. HT tariff refers to high tension tariff, which is the tariff charged by the electricity distribution companies for power supplied at high voltage. The electricity distribution company typically publishes a tariff chart which categorizes tariffs at different voltage levels. The rate varies from state to state and from year-to-year; 6. Any income tax paid by us is “passed-through” to our offtakersin addition to the tariff; 7. Hybrid Projects; 8. CoD for operational projects are weighted average CODs; for under development projects are management estimated CoDs; 9. Transaction closed in first week of November 2021

Project Level Details                Project Capacity (MW) Location CoD(8) Tariff (INR/kWh)(1) Offtaker(2) PPA Tenure at CoD Utility scale Solar Energy Commissioned Projects (3,106 MW)                Mandamarri 48.0 Telangana Feb-17 5.59 TSNPDCL 25 Alland 20.0 Karnataka Mar-17 4.86 BESCOM 25 Bhalki 20.0 Karnataka Mar-17 4.85 BESCOM 25 Siruguppa 20.0 Karnataka Mar-17 4.76 HESCOM 25 Humnabad 20.0 Karnataka Mar-17 4.86 HESCOM 25 Charanka 40.0 Gujarat Mar-17 4.43 SECI 25 Mulkanoor 30.0 Telangana Mar-17 5.59 TSNPDCL 25 Chincoli 20.0 Karnataka Apr-17 4.84 BESCOM 25    6.36 + escalation linked to HT Tariff or predefined escalation or no    Raichur 50.0 Karnataka May-17 3rd Party 08-12 years    escalation    Minpur 65.0 Telangana Jun-17 5.59 TSSPDCL 25 Dichipally 143.0 Telangana Jun-17 5.59 TSNPDCL 25 Devdurga 20.0 Karnataka Sep-17 4.76 MESCOM 25 Ostro-Wanaparthy 50.0 Telangana Sep-17 5.59 TSSPDCL 25 MPSolar II 51.0 Madhya Pradesh Oct-17 5.46 MPPMCL 25 Yadgir 20.0 Karnataka Oct-17 4.85 BESCOM 25 Honnali 20.0 Karnataka Nov-17 5.05 BESCOM 25 Turuvekere 20.0 Karnataka Nov-17 4.84 BESCOM 25 Mahbubnagar 2 100.0 Telangana Nov-17 4.66 NTPC 25 Ostro-Rajasthan 60.0 Rajasthan Nov-17 5.07 NTPC 25 Pavagada 50.0 Karnataka Dec-17 4.8 NTPC 25    4.83 + escalation linked to HT Tariff or predefined escalation or no    Wadgare 20.0 Karnataka Dec-17 3rd Party 10    escalation                4.83 + escalation linked to HT Tariff or predefined escalation or no    Nirna 20.0 Karnataka Mar-18 3rd Party 10    escalation                4.83 + escalation linked to HT Tariff or predefined escalation or no    Ladha 20.0 Karnataka Mar-18 3rd Party 10    escalation    Bhadla 50.0 Rajasthan Apr-19 2.49 SECI 25 TN 100 100.0 Tamil Nadu Sep-19 3.47 TANGEDCO 25 1. Applicable tariff is based on PPAs or the latest invoices issued and in the case of group captive customers is a weighted average figure based on invoices issued to the customer    2. MSEDCL: Maharashtra State Electricity Distribution Co. Ltd; JVVNL: Jaipur Vidyut Vitran Nigam Ltd; APSPDCL: Andhra Pradesh Southern Power Distribution Co. Ltd; AVVNL: Ajmer Vidyut Vitran Nigam Ltd ; MPPMCL: M.P. Power Management Co. Ltd; GUVNL: Gujarat Urja Vikas Nigam Ltd ; Third Party refers to private commercial & industrial customers and power sold through IEX 3. Tariff grossed up by 4% to include transmission loss reimbursement as per the relevant; (3a) PPA Tariff grossed up by 2.5% toinclude transmission loss reimbursement as per the relevant PPA; 28 4.10 years from date of first supply in September 2020; 5. HT tariff refers to high tension tariff, which is the tariff charged by the electricity distribution companies for power supplied at high voltage. The electricity distribution company typically publishes a tariff chart which categorizes tariffs at different voltage levels. The rate varies from state to state and from year-to-year; 6. Any income tax paid by us is “passed-through” to our offtakersin addition to the tariff; 7. Hybrid Projects; 8. CoD for operational projects are weighted average CODs; for under development projects are management estimated CoDs; 9. Transaction closed in first week of November 2021

Project Level Details                Project Capacity (MW) Location CoD(8) Tariff (INR/kWh)(1) Offtaker(2) PPA Tenure at CoD Utility scale Solar Energy Commissioned Projects (3,106 MW)                Mah Ph I 250.0 Rajasthan Oct-19 2.72 MSEDCL 25                MESCOM, BESCOM, Karnataka 140 140.0 Karnataka Oct-19 3.22 25                GESCOM, CESC SECI Raj 110.0 Rajasthan Feb-21 2.49 SECI 25 GUVNL 105.0 Gujarat Apr-21 2.68 GUVNL 25 SECI III 300.0 Rajasthan Aug-21 2.55 SECI 25 SECI IV 250.0 Rajasthan Sept-21 2.54 SECI 25 Mah Ph II 300.0 Rajasthan Nov-21 2.75 MSEDCL 25 Acquisition—Telangana(9) 260.00 Telangana Jun-17 5.65 TSNPDCL, TSSPDCL 25 Solar Committed Pipeline (1,250 MW)                SECI IV 50.0 Rajasthan Q3 FY 22 2.54 SECI 25 SECI VI 300.0 Rajasthan Q3 FY 22 2.71 SECI 25 SECI-Rihand 100.0 UP Q3 FY 23 3.29 SECI 25 SECI VIII 200.0 Rajasthan PPA Awaited 2.51 SECI 25 SECI IX 400.0 Rajasthan PPA Awaited 2.38 SECI 25 GUVNL IX (Dholera) 200.0 Gujarat PPA Awaited 2.79 GUVNL 25 Corporate Solar Energy Committed Projects (113 MW)                Corporate Projects 112.8 Multiple FY 22/FY 23 2.8 – 3.6 Multiple Total Solar (exc Distributed Solar) 4435.0                Distributed Solar Commissioned (115 MW)                Distributed Solar 116.7 Multiple    Third Party Distributed Solar Committed (1 MW)                Distributed Solar 1.0 Multiple    Third Party Total Distributed Solar projects 117.7                Hydro Power Project (99 MW)                Acquisition—L&T Hydro 99.0 Uttrakhand Dec-20 Third Party Total Hydro 99.0                1. Applicable tariff is based on PPAs or the latest invoices issued and in the case of group captive customers is a weighted average figure based on invoices issued to the customer    2. MSEDCL: Maharashtra State Electricity Distribution Co. Ltd; JVVNL: Jaipur Vidyut Vitran Nigam Ltd; APSPDCL: Andhra Pradesh Southern Power Distribution Co. Ltd; AVVNL: Ajmer Vidyut Vitran Nigam Ltd ; MPPMCL: M.P. Power Management Co. Ltd; GUVNL: Gujarat Urja Vikas Nigam Ltd ; Third Party refers to private commercial & industrial customers and power sold through IEX 3. Tariff grossed up by 4% to include transmission loss reimbursement as per the relevant; (3a) PPA Tariff grossed up by 2.5% toinclude transmission loss reimbursement as per the relevant PPA; 29 4.10 years from date of first supply in September 2020; 5. HT tariff refers to high tension tariff, which is the tariff charged by the electricity distribution companies for power supplied at high voltage. The electricity distribution company typically publishes a tariff chart which categorizes tariffs at different voltage levels. The rate varies from state to state and from year-to-year; 6. Any income tax paid by us is “passed-through” to our offtakersin addition to the tariff; 7. Hybrid Projects; 8. CoD for operational projects are weighted average CODs; for under development projects are management estimated CoDs; 9. Transaction closed in first week of November 2021

Project Level Details                Project Type Capacity (MW) Location CoD(8) Tariff (INR/kWh)(1) Offtaker(2) PPA Tenure at CoD Utility Scale Firm Power Committed Projects (1703 MW)                Wind 322.0                PP-I (7)    Karnataka PPA Awaited Off Peak—2.88; Peak—6.85 SECI 25 Solar 81.0                Wind 600.0 Karnataka                2.9 for year 1 with 3% escalation till year 15, from 16th to 25th    RTC-I (7) Wind 300.0 Maharashtra Q3 FY 23 SECI 25                year 15th year tariff will apply    Solar 400.0 Rajasthan    Total Firm Power Projects 1,703.0                Total Portfolio 10,663.4                Total Commissioned 7039.2                Total Committed 3,624.2                1. Applicable tariff is based on PPAs or the latest invoices issued and in the case of group captive customers is a weighted average figure based on invoices issued to the customer    2. MSEDCL: Maharashtra State Electricity Distribution Co. Ltd; JVVNL: Jaipur Vidyut Vitran Nigam Ltd; APSPDCL: Andhra Pradesh Southern Power Distribution Co. Ltd; AVVNL: Ajmer Vidyut Vitran Nigam Ltd ; MPPMCL: M.P. Power Management Co. Ltd; GUVNL: Gujarat Urja Vikas Nigam Ltd ; Third Party refers to private commercial & industrial customers and power sold through IEX 3. Tariff grossed up by 4% to include transmission loss reimbursement as per the relevant; (3a) PPA Tariff grossed up by 2.5% toinclude transmission loss reimbursement as per the relevant PPA; 30 4.10 years from date of first supply in September 2020; 5. HT tariff refers to high tension tariff, which is the tariff charged by the electricity distribution companies for power supplied at high voltage. The electricity distribution company typically publishes a tariff chart which categorizes tariffs at different voltage levels. The rate varies from state to state and from year-to-year; 6. Any income tax paid by us is “passed-through” to our offtakersin addition to the tariff; 7. Hybrid Projects; 8. CoD for operational projects are weighted average CODs; for under development projects are management estimated CoDs; 9. Transaction closed in first week of November 2021

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